UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 18, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

Corporate Restructuring

Valuation Report

Appendices
A	Valuation Assumptions	28
B	PN Valuation Analysis	31

Investors are urged to read the documents related to the corporate reorganization discussed herein filed with and to be filed with the Securities and Exchange Commission as they contain important information relating to the transaction.  These documents are available for free on the Commission's website at www.sec.gov and from Tele Norte Leste Participações S.A., Rua Humberto de Campos 425, 8o. andar, Leblon, 22430-190, Rio de Janeiro, RJ, Brazil, +5521 3131-1314.

1. Introduction

1.1 Disclaimer

N M Rothschild & Sons (Brasil) Ltda. (“Rothschild”) has been engaged by Tele Norte Leste Participações S.A. (“TNL” or “Company”) as financial advisor to advise on the evaluation of a potential corporate restructuring involving the Company, its subsidiary Telemar Norte Leste S.A. (“TMAR”), and its controlling shareholder Telemar Participações S.A. (“TMARPART”, together with TNL and TMAR, “the Telemar Companies”). The objective of the proposed corporate restructuring is to simplify the shareholding structure of the Telemar Companies and to combine all their shareholders, currently distributed among three companies with an aggregate of six different classes of shares, into a single company (in this case, TMARPART), with only common shares to be traded on the Novo Mercado segment of the Bovespa (“Novo Mercado”) and in the form of ADRs on the New York Stock Exchange (“NYSE”) (the “Transaction”). During our engagement, we were asked to perform valuation analysis (the “Valuations”) in order to assist the Company in its determination of an exchange ratio to be proposed applicable to TNL’s and TMAR’s shares in relation to TMARPART’s shares.

In connection with the drafting of the Valuations, we have considered, among other issues: (i) certain financial analysis and forecasts for each of the Telemar Companies, prepared and approved by the senior management of the Telemar Companies; (ii) publicly available audited financial statements for the years ended December 31, 2003, 2004 and 2005 of each of the Telemar Companies. We have held discussions with members of the senior management of each of the Telemar Companies with respect to the business and prospects of the Telemar Companies and its subsidiaries. We have also considered other information, financial surveys, analysis and researches and financial, economic and market criteria, as we deemed appropriate.

In preparing the Valuations, we have assumed and relied, with the express consent of the Company and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information provided to or discussed with us by the management of the Telemar Companies. We have not undertaken, and do not hereby undertake, any liability regarding independent validation of the information or to make an independent validation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Telemar Companies, nor have we examined the solvency or fair value of the Telemar Companies under any laws concerning bankruptcy, insolvency or similar matters. To this effect, we undertake no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which the respective companies are solely and exclusively responsible. In addition, we have not committed to conduct, and have not conducted, any physical inspection of the real estate, other assets or facilities of the Telemar Companies. We have assumed that the financial analyses and forecasts prepared by the senior management of each of the Telemar Companies, as approved by the senior management of such companies, have been prepared on a reasonable basis reflecting the currently available judgments and opinion of such company.

The Valuations have been prepared assuming a stable macroeconomic scenario for Brazil. The Valuations and the results therefrom do not purport to reflect the prices at which any of the Telemar Companies or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transaction. You shall further consider that we are not an accounting firm and we did not provide accounting or audit services in connection with this valuation report. In addition, since these Valuations are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. Given, further, that these analysis are intrinsically subject to uncertainties and to various events or factors out of the control of the Telemar Companies and Rothschild, neither Rothschild, nor any of its affiliates and representatives, undertake any responsibility or liability if future results differ substantially from the projections presented in the Valuations and make no representation or warranty with respect to such projections.

The Valuations are based on economic, monetary, market and other conditions as in effect on at the time of Valuations drafting, and the information made available to us until the date hereof. As a result, the Valuations are valid exclusively on the date hereof, as future events and other developments may affect the conclusions therein. We do not commit to update, review, revise or revoke the Valuations as a result of any subsequent event or development or for any other reason. With respect to the preparation of the Valuations, TNL and its board of directors has not authorized us to solicit, nor have we solicited, any indication of interest from third parties to acquire, in whole or in part, the shares of any of the Telemar Companies. Accordingly, the results contained in the Valuations do not necessarily correspond to, and should not be construed as representative of, the prices at which the Telemar Companies could be sold to a third party on the date hereof or in the future. In addition, the results specified in the Valuations do not represent any opinion with respect to the value of any shares of TMARPART (“TMARPART Shares”) to be issued in connection with the Transaction or the price at which the TMARPART Shares will be traded after the Transaction.

Rothschild and its affiliates, as part of their investment banking business, are continually engaged in performing financial analysis with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by TNL and, irrespective of whether the Transaction is consummated, we will receive a fee for the services provided by us. Moreover, TNL has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise as a result of our engagement. We also may provide investment banking services to each of the Telemar Companies and their affiliates in the future.

The companies of the Rothschild group provide services to the securities industry in securities trading, investment management and other related financial services for both companies and individuals. In the ordinary course of these activities, the companies of the Rothschild group may provide such services to each of the Telemar Companies and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the each of the Telemar Companies and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Rothschild does not have a direct or indirect interest in the Transaction, bearing in mind however that, as common market practice, a portion of our remuneration with respect to the services is subject to the successful execution of the Transaction. Except as explained in the first and second sentences of this paragraph, Rothschild does not have a direct or indirect in the Company. In our opinion, notwithstanding any statement made herein, neither the controlling shareholders nor the senior management of the Company directed, limited, complicated or practiced any act that have or could have compromised the access, utilization or understanding of information, assets, documents or work methodologies relevant for the quality of the Valuations.

In preparing the Valuations, in accordance with applicable laws and regulations, we did not take into account the following which may be material (i) the tax consequences of the Transaction for the holders of the Telemar Companies’ shares (other than as stated below), and (ii) the impact of any fees and expenses that may result from the consummation of the Transaction, including, but not limited to, those related to any depositary services that may be charged to the holders of TNL’s ADSs. Pursuant to applicable laws and regulations, we have excluded the tax-related effects associated with the future use by TMARPART of the non-amortized premium arising from the purchase by TMARPART of shares of TNL. The financial calculations contained in the Valuations may not always result in a precise sum due to rounding.

N M ROTHSCHILD & SONS (BRASIL) LTDA.

1.2 Special disclaimer regarding this report

The Valuations have been exclusively prepared for the use of the Company in connection with its analysis of the Transaction, as described above, and shall not be used for any other purposes, including, without limitation, the capital creation of TMARPART under the terms of the Brazilian Corporate Law, including, but not limited to, Brazilian Corporate Law Article 8 provisions. This report does not constitute our recommendation or opinion to the shareholders of the Telemar Companies with respect to whether the Transaction is advisable for any shareholder or the fairness of the Transaction from a financial point of view, and should not be used as such. We are not advising such shareholders as to the Transaction and all shareholders should conduct their own analysis of the Transaction and should rely on their own financial, tax and legal advisors and not the Valuations in evaluating the Transaction.

The preparation process of economic and financial analysis such as those conducted in the preparation of the Valuations is a complex process which involves subjective judgment and is not susceptible to a partial analysis or a summary description. In arriving at its conclusions, Rothschild did not attribute any subjective value to any particular factor considered by it; rather, Rothschild made qualitative judgments of the importance and relevance of all the factors considered therein. Accordingly, Rothschild believes that the Valuations shall be considered as a whole and that the analysis of selected portions and other factors considered therein can result in an incomplete and incorrect understanding of the conclusions of the Valuations. The results presented herein refer solely to the Transaction and do not extend to any other present or future matters or transactions regarding the Telemar Companies, the economic group to which they belong to or the sector in which they operate.

The Valuations are exclusively addressed to TNL and do not evaluate the underlying business decision by the Telemar Companies to engage in the Transaction and do not constitute a recommendation to any of the Telemar Companies and/or the holders of the respective Telemar Companies’ shares (including, but not limited to, as to how any such holder shall exercise its rights to vote or any other rights with respect thereto). In addition, the Valuations (i) treat the Telemar Companies as stand-alone operations and therefore, the analysis and results of the Valuations do not include any operational, fiscal or of other nature, or synergies, incremental value and/or costs for the Telemar Companies, if any, which may arise from the consummation of the Transaction.

N M ROTHSCHILD & SONS (BRASIL) LTDA.

1.3 Definitions

ARPU	Average revenue per user (per month)
Beta	Coefficient that measures an asset’s non-diversifiable risk. It is the sensitivity of a stock's returns to the returns on a stock market index.
Capex	Capital expenditures
Contax	Contax Participações S.A.
DCF	Discounted Cash Flow
EBIT	Earnings Before Interest and Taxes
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization
Lei das S.A.	Brazilian Corporate Law (Law 6.404 as amended by Law 10.303, of October 31st, 2001)
ON	Voting Shares
OPA	“Oferta pública de aquisição de ações” – Tender Offer
PN	Non-Voting Shares
TMAR	Telemar Norte Leste S.A.
TMARPART	Telemar Participações S.A.
TNL	Tele Norte Leste Participações S.A.
WACC	Weighted Average Cost of Capital

2. Corporate Restructuring Overview

2.1 Overview

Current shareholding structure	Shareholding structure after corporate restructuring(1)

Note
  This configuration assumes that (i) all holders of TMAR PN shares will opt to convert their shares into TMAR ON shares, (ii) all TMAR ON shareholders will migrate to TMARPART and (iii) after the migration, TMARPART will transfer to TNL all the TMAR shares that TMARPART received from the TMAR shareholders as a result of the migration

TMARPART will concentrate all shareholders and will be traded on the “Novo Mercado” and on the NYSE

2.2 Summary of main steps of the corporate restructuring

Telemar is proposing a corporate restructuring whereby all minority shareholders from TNL and TMAR would become shareholders of TMARPART, TMARPART would be listed on Bovespa’s Novo Mercado segment and TMARPART’s ADSs would be listed on the NYSE. The corporate restructuring has three stages:

1. Corporate Stock Swap (“Incorporação de Ações”)

  All TNL shareholders (except for TMARPART) exchange their TNL shares and receive TMARPART common shares
  Different exchange ratios for ONs and PNs
  Prior to Corporate Stock Swap, TMARPART will spin-off its investment in Contax Participações S.A.
2. Conversion and Redemption
  Voluntary conversion of TMAR PNs (TMAR5 and TMAR6) into TMAR ON (TMAR3), using a determined exchange ratio
  Potential redemption of TMAR PNs which were not converted into ONs, as contemplated under article 11, paragraph 1, of TMAR’s bylaws
3. Migration
  After the conclusion of both the Corporate Stock Swap and the Conversion and Redemption steps, which are subject to consummation of an Equity Offering, TMAR minority shareholders will be granted the option to become shareholders of TMARPART by exchanging their TMAR ONs for newly issued TMARPART ONs
The valuation methodology for the exchange ratios between the Telemar Companies’ shares for the consolidation of minority shareholders of TNL and TMAR into TMARPART is described on the next section of this document.

3. Valuation Methodology

3.1 Valuation methodology summary

Valuation steps	The valuation, for reorganization purposes, has two steps: Calculation of the Equity Value of the Telemar Companies; and Distribution of the Equity Value among share types (ONs and PNs)
Assumptions
  The discounted cash flow method (DCF) was used to calculate the Equity Value of TMAR
  The distribution of the Equity Value among share types is determined as follows:

– PNs are valued at market price plus the average premium on previous tender offers (“PN Value”)

– Total value of ONs = Equity Value – Value of PNs

– Minority ON holders are valued at 80% of the price of shares held my controlling shareholder

  The value of the holding companies (TNL and TMARPART) is calculated as the value of the shares held by them in their subsidiaries (TMAR and TNL, respectively)

3.2 Valuation of the companies

Methodology
  Discounted cash flow methodology

– Projection of unlevered free cash flows to the firm (FCFF – before financial results)

– Net present value is calculated by discounting unlevered free cash flows by the weighted average cost of capital (WACC)

Projections

Valuations are based on operating and financial projections prepared by the senior management of TMAR.

  Sum of the parts valuation – separate and different projections for fixed and mobile telecom businesses
Currency
  Projections in nominal Brazilian Reais (R$)
Discounted cash flow
  Present value of free cash flows as of December 31, 2005
  Projection period: from 2006 to 2015
  Mid-year convention
  Free cash flows are converted to US$ and then discounted. Exchange rate projections are based on a market consensus report disclosed by the Central Bank of Brazil
Discount rate
Weighted Average Cost of Capital (WACC) methodology
  WACC in nominal US dollars (US$)
WACC was determined by the combination of the cost of equity (Ce) and the cost of debt (Cd) of each Company, considering a target capital structure.
  The Ce estimate was determined by the CAPM (Capital Asset Pricing Model) method adjusted for the country risk
  The Cd estimate was determined considering the current situation of the debt capital market and credit risk
Perpetuity / terminal value
  Free cash flow of the last projection year was normalized to calculate the perpetuity value – depreciation equal to capex in order to exclude temporary tax benefits

Enterprise Value

The Enterprise Value of the Companies was calculated by adding the:
  Net present value as of December 31, 2005 of the unlevered free cash flows during the projection period, and
  Net present value of the terminal value as of December 31, 2005, calculated using the perpetuity growth methodology applied to the normalized unlevered free cash flow of the last projection year

Equity Value

The Equity Value indication calculated was determined by subtracting the total value of the Net Debt from the Enterprise Value previously calculated. Net Debt as set forth in the audited balance sheets as of December 31, 2005, includes: (i) cash, hedges, debentures, loans and financing, and REFIS1, (ii) contingencies, net of judicial deposits, and (iii) interest on equity and dividends already announced but not paid2

Notes

  Including the present value of the tax refinancing program (REFIS), as stated in the notes to the 12/31/05 financial statements

  Including interest on equity announced in 2006

3.3 Value distribution among share types

Valuing PNs

Telemar’s PN shares¹ are quite liquid: part of the São Paulo Stock Exchange composite and one of the most traded ADRs on the NYSE. In light of liquidity and no legal right to vote or tag-along in a change of control, we believe it is reasonable to use market prices for PN valuation purposes².

Nonetheless, it is also reasonable to assume that the share price of the PNs does not fully incorporate the value to buyout all the shares held by the public (“Takeout Premium”). The Takeout Premium has been measured by analyzing the average premium offered/paid on tender offers in Brazil for shares with comparable liquidity (refer to Appendix).

Therefore, we believe it is reasonable to assume that the value of the PNs ranges between its share price and its share price plus the Takeout Premium.

Valuing ONs

As explained before, the value of the ONs is a function of the value of 100% of a company’s equity less the value of the PNs.

In order to distribute value among the ONs held by the controlling shareholders and the minority shareholders, we assume that minority shareholders receive 80% of the price per share paid to the controlling shareholder in lieu of the provision in the Lei das S.A.

Notes
  Throughout this report, TMAR’s class B PN shares are being treated as if they were class A PN shares in light of the limited liquidity and number of shares outstanding

  Moreover, in TMAR there is a provision in the company’s by-laws that allows the company to redeem its PN shares at the greater of paid-in capital per share and market value

4. Valuation of TMAR

4.1 Valuation assumptions

Scope of valuation
The valuation of TMAR took into consideration:
  The consolidated cash flow projections for TMAR. Two projections were prepared, one for the mobile business and another for the fixed-line business (including all other company’s businesses other than the mobile business)
  Accrued value of a receivable from Hispamar Ltda., which will be converted into equity in Hispamar Satélites S.A. (R$34.9 million)
  Present value of fiscal benefits derived from the distribution of interest on equity

See Appendix A for detailed calculation
WACC
  WACC between 10.9% and 11.9% per year in nominal US$ for the fixed telecom business
  WACC between 12.2% and 13.2% per year in nominal US$ for the mobile telecom business
Perpetuity growth rate
  Perpetuity growth rate between -1.5% and -0.5% per year in real terms for the fixed telecom business
  Perpetuity growth rate between 1.5% and 2.5% per year in real terms for the mobile telecom business

See Appendix B for detailed calculation	Premium to PN shares In previous tender offers in Brazil, the premium paid over market price ranges between approximately 20% and 30%

4.2 Fixed telecom business – main operating indicators

Source Operating and financial projections from TMAR management

4.2 Fixed telecom business – main financial indicators

Source Operating and financial projections from TMAR management

4.2 Fixed telecom business – discounted cash flow

Unlevered free cash flow – R$ million
	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
EBIT	3,748	4,617	4,900	5,222	5,422	5,446	5,584	5,943	6,156	6,440
Income tax and social contribution	(1,274)	(1,570)	(1,666)	(1,776)	(1,843)	(1,852)	(1,899)	(2,021)	(2,093)	(2,189)
Depreciation and amortization	2,541	1,920	1,960	1,983	2,027	2,162	2,185	2,045	2,026	2,013
Capex	(1,797)	(1,830)	(1,774)	(1,776)	(1,786)	(1,795)	(1,860)	(1,927)	(1,996)	(2,068)
Change in working capital	(339)	(556)	(276)	(299)	252	(270)	113	(202)	119	(234)
Free cash flow	2,879	2,581	3,144	3,355	4,072	3,691	4,123	3,839	4,213	3,961

Source TMAR

4.3 Mobile telecom business– main operating indicators

Oi ended 2005 as the largest mobile operator in its region, with a 26% market share

Source Operating and financial projections from TMAR management

4.3 Mobile telecom business – main financial indicators

Source Operating and financial projections from TMAR management

4.3 Mobile telecom business – discounted cash flow

Unlevered free cash flow - R$ million
	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
EBIT	(211)	102	511	710	906	971	1,127	1,477	1,639	1,807
Income tax and social contribution	0	(35)	(174)	(241)	(308)	(330)	(383)	(502)	(557)	(614)
Depreciation and amortization	716	777	782	822	861	928	913	706	675	637
Capex	(568)	(419)	(438)	(444)	(478)	(510)	(543)	(575)	(598)	(612)
Change in working capital	(108)	(110)	71	134	153	116	105	67	70	57
Free cash flow	(171)	316	752	980	1,134	1,175	1,218	1,173	1,229	1,274

Source TMAR

4.4 Summary of TMAR valuation results using DCF

EV of the fixed-line business (R$ million)
	Perpetuity growth rate in real terms
	-1.5%	-1.0%	-0.5%
WACC
10.9%	34,240	34,981	35,807
11.4%	32,672	33,312	34,021
11.9%	31,250	31,806	32,420
EV of the mobile business (R$ million)
	Perpetuity growth rate in real terms
	1.5%	2.0%	2.5%
WACC
12.2%	8,386	8,667	8,988
12.7%	7,881	8,119	8,388
13.2%	7,431	7,634	7,862

Consolidated EV and Equity value of TMAR (R$ million)
	Min	Mid	Max
Enterprise value - fixed-line	31,250	33,312	35,807
Enterprise value - mobile	7,431	8,119	8,988
Total	38,681	41,430	44,795
Net debt[1]	8,520	8,520	8,520
Equity value	30,161	32,910	36,275

Notes

  Net Debt (TMAR consolidated) as set forth in the audited balance sheet as of 12/31/05, includes: (i) cash, hedges, loans and financing, debentures and the present value of REFIS, (ii) contingencies, net of judicial deposits, and (iii) dividends and interest on equity announced but not paid (including any distributions announced in 2006)

  The EV of the fixed-line business includes the value of the credit related to Hispamar and the present value of the tax benefits related to the distribution of interest on equity. The EV of the mobile business includes the present value of tax benefits related to Oi’s tax loss carry forward.

4.5 Calculation of value per share for each share type

Value per share class calculation
	DCF valuation of TMAR
(A)	Equity value	R$ m	32,910	Middle of the range value[1]
	Valuation of PN shares [2]
	Market price per share	R$ / share	56.65	Avg of last 30 days of trading[3]
	Premium		25%
	Market price per share + Premium	R$	70.82
	Number of shares	million	131.6	Excluding treasury shares
(B)	Total PN value	R$ m	9,316
(C)	Total value for ON shareholders	R$ m	23,594	= (A) - (B)
	Valuation of ONs held by controlling shareholders
(D)	Value per share	R$ / share	221.55	= (C) / [ (E) + 80% * (F) ]
(E)	Number of shares	million	104.2	Excluding treasury shares
	Total ON majority value	R$ m	23,092
	Valuation of ONs held by minority shareholders
	Value per share	R$ / share	177.24	= (D) * 80%
(F)	Number of shares	million	2.8	Excluding treasury shares
	Total ON minority value	R$ m	503

Notes

  Assuming WACC of 11.4% (fixed line) and 12.7% (mobile) and perpetuity real growth of -1.0%(fixed line) and 2.0%(mobile)

  Considering PNB’s (TMAR6)  price the same as PNA’s (TMAR5)

  30-day average of closing prices as of 04/13/2006

5. Valuation of TNL

5.1 Valuation assumptions

Scope of valuation

The valuation of TNL took into consideration:

  TNL is a holding company which has TMAR as its main investmen

– As instructed by TNL’s management, we did not consider the value of TNL’s other subsidiaries since their contribution is not meaningful

  The value of the shares that TNL owns in TMAR was calculated based on the value per share of each of TMAR’s types of share calculated in this Valuation Report
  Present value of projected expenses of TNL parent company
WACC
  The same WACC from the fixed-line business valuation was used to calculate the present value of TNL parent company’s projected expenses

– WACC in nominal US$ between 10.9% and 11.9% per year

Perpetuity growth rate
  Perpetuity growth rate for TNL parent company expenses of 0% per year in real terms
Premium to PN shares
  In previous tender offers in Brazil, the premium paid over market price ranges between approximately 20% and 30%

5.2 Summary of TNL valuation results

Calculation of equity value range for TNL
	Valuation of TMAR's ON shares held by TNL
	Value per share[1]	R$	221.55
	Number of shares	million	104.2
(A)	Total value	R$ m	23,092
	Valuation of TMAR's PN shares held by TNL
	Value per share[1]	R$	70.82
	Number of shares	million	91.2
(B)	Total value	R$ m	6,462
(C)	Total value of TMAR's shares held by TNL	R$ m	29,554	= (A) + (B)
(D)	Net Debt of TNL [2]	R$ m	760	As of 12/31/05
(E)	Present value of TNL parent company's expenses[3]	R$ m	375
	TNL equity value	R$ m	28,419	= (C) - (D) - (E)

Notes
  As calculated previously

  Net Debt as set forth in the audited balance sheet as of 12/31/05, includes: (i) cash, hedges, loans and financing, debentures and the present value of REFIS, (ii) contingencies, net of judicial deposits, and (iii) dividends and interest on capital announced but not paid (including any distributions announced in 2006). TNL’s net debt is determined by subtracting the consolidated net debt of TMAR from the consolidated net debt of TNL

  Assuming a WACC of 11.4% and 0% growth rate in perpetuity (in real terms)

5.3 Calculation of value per share for each share type

	Value per share class calculation
(A)	TNL Equity Value	R$ m	28,419
	Valuation of PN shares
	Market price per share	R$ / ação	35.82	Avg of last 30 days of trading [1]
	Premium		25%
	Market price per share + Premium	R$ / share	44.78
	Number of non-voting shares	million	254.7	Excluding treasury shares
(B)	Total PN value	R$ m	11,407
(C)	Total value for ON shareholders	R$ m	17,012	= (A) - (B)
	Valuation of ONs held by controlling shareholders
(D)	Value per share	R$ / share	147.16	= (C) / [ (E) + 80% * (F) ]
(E)	Number of shares	million	68.5	Excluding treasury shares
	Total ON majority value	R$ m	10,081
	Valuation of ONs held by minority shareholders
	Value per share	R$ / share	117.73	= (D) * 80%
(F)	Number of shares	million	58.9	Excluding treasury shares
	Total ON minority value	R$ m	6,931

Note
1 30-day average of closing prices as of 04/13/2006

6. Valuation of TMARPART

6.1 Valuation assumptions

Scope of valuation

The valuation of TMARPART took into consideration:

  TMARPART is a holding company that controls TNL and Contax

– The investment in Contax will be spun-off simultaneously to the transaction. Therefore, the value of this investment is not considered in this valuation

  The value of the shares that TMARPART owns in TNL was calculated based on the value per share of TNL’s controlling ON’s calculated in this Valuation Report
  Present value of projected expenses of TMARPART parent company
WACC
  The same WACC from the fixed-line business valuation was used to calculate the present value of TMARPART parent company’s projected expenses

–WACC in nominal US$ between 10.9% and 11.9% per year

Perpetuity growth rate
  Perpetuity growth rate for TMARPART parent company expenses of 0% per year in real terms

6.2 Summary of TMARPART valuation results

	Calculation of TMARPART’s equity value and value per share ranges
	Valuation of TNL's ON shares held by TMARPART[1]
	Value per share[2]	R$	147.16
	Number of shares	million	68.5
(A)	Total value	R$ m	10,081
(B)	Net Debt of TMARPART [2]	R$ m	206	As of 12/31/05
(C)	Present value of TMARPART parent company's expenses[3]	R$ m	140
	TMARPART equity value	R$ m	9,735	= (A) - (B) - (C) - (D)
	Number of shares	million	3,433
	Value per share	R$ / share	2.84

Notes

  TMARPART owns only ON shares of TNL

  As calculated previously

  Net Debt of the parent company as set forth in the audited balance sheet as of 12/31/05, which includes: (i) cash, hedges, loans and financing, debentures and the present value of REFIS, (ii) contingencies, net of judicial deposits, and (iii) dividends and interest on capital announced but not paid (including any distributions announced in 2006)

  Assuming a WACC of 11.4% and 0% growth rate in perpetuity (in real terms)

7. Exchange Ratios

7.1 Exchange ratios between shares of the Telemar Companies

Conversion of TMAR PN shares into TMAR ON shares
	Number of share (1000 shares)	Value/ share (R$)	Number of TMAR ON shares received per share	Number of TMAR ON shares after conversion (1000 shares)[1]
Minority shareholders
TMAR - PN	40,301	70.82	0.3996[2]	16,103
TMAR - ON	2,835	177.24	1.0000	2,835
Note 1 Assuming that all TMAR PN shares would be converted into TMAR ON shares 2 Equivalent to 2.5028 TMAR PN share for each TMAR ON share

Corporate Stock Swap
	Number of share (1000 shares)	Value/share (R$)	Number of TMARPART shares received per share	Number of TMARPART shares after restructuring (1000 shares)
Minority shareholders
TMAR ON - converted from PN1	16,103	177.24	62.4994	1,006,417
TMAR ON	2,835	177.24	62.4994	177,200
TNL PN	254,748	44.78	15.7897	4,022,395
TNL ON	58,870	117.73	41.5145	2,443,945
TMARPART	3,432,901	2.84	1.0000	3,432,901
TMARPART number of shares after corporate restructuring				11,082,858
Note 1 Assuming that all TMAR PN shares would be converted into TMAR ON shares

7.2 Sensitivity analysis

Conversion of TMAR PN shares into TMAR ON shares
				Number of TMAR ON
	Value / share (R$)			shares received per share
	Min	Mid	Max	Min	Mid	Max
Minority shareholders
TMAR - PN	67.99	70.82	73.65	0.4265	0.3996	0.3688
TMAR - ON	159.39	177.24	199.71	1.0000	1.0000	1.0000

Corporate Stock Swap
				Number of TMARPART
	Value / share (R$)			shares received per share
	Min	Mid	Max	Min	Mid	Max
Minority shareholders
TMAR - ON	159.39	177.24	199.71	64.5687	62.4994	60.3882
TNL - PN	42.99	44.78	46.57	17.4142	15.7897	14.0811
TNL - ON	103.00	117.73	136.62	41.7265	41.5145	41.3114
TMARPART	2.47	2.84	3.31	1.0000	1.0000	1.0000
Notes
1	Assuming the following parameters for each scenario:
Min: WACC of 11,9% and -1.5% perpetuity growth rate (in real terms) for the fixed-line business, WACC of 13,2% and 1.5% perpetuity growth rate (in real terms) for the mobile business, and 20% premium for the PN shares.
Mid: WACC of 11,4% and -1.0% perpetuity growth rate (in real terms) for the fixed-line business, WACC of 12,7% and 2.0% perpetuity growth rate (in real terms) for the mobile business and 25% premium for the PN shares
Max: WACC of 10,9% and -0.5% perpetuity growth rate (in real terms) for the fixed-line business, WACC of 12,2% and 2.5% perpetuity growth rate (in real terms) for the mobile business and 30% premium for the PN shares

A. Valuation Assumptions

A.1 Current shareholding structure

Telemar Participações S.A.
	ON		PN		Total
	# shares	%	# shares	%	# shares	%
AG Telecom Part. S.A.	352,731	10.3%	-	-	352,731	10.3%
Asseca Part.	352,731	10.3%	-	-	352,731	10.3%
BNDESPAR	858,225	25.0%	-	-	858,225	25.0%
Brasil Veículos Seguros	171,645	5.0%	-	-	171,645	5.0%
Brasilcap Capitalização	171,645	5.0%	-	-	171,645	5.0%
Fiago Participações S.A.	683,147	19.9%	-	-	683,147	19.9%
Fundação Atlântico	137,316	4.0%	-	-	137,316	4.0%
L.F. Tel S.A.	352,731	10.3%	-	-	352,731	10.3%
Lexpart Participações S.A.	352,731	10.3%	-	-	352,731	10.3%
Total	3,432,901	100%	-	-	3,432,901	100%

Tele Norte Leste Participações S.A.
	ON		PN		Total
	# shares	%	# shares	%	# shares	%
Telemar Participações S.A.	68,504	53.8%	-	-	68,504	17.9%
Other	58,870	46.2%	254,748	100.0%	313,618	82.1%
Total ex-treasury	127,374	100%	254,748	100%	382,122	100%
Treasury shares	3,238		6,476		9,713
Total	130,612		261,223		391,835

Telemar Norte Leste S.A.
	ON		PN		Total
	# shares	%	# shares	%	# shares	%
Tele Norte Leste Part. S.A.	104,228	97.4%	91,250	69.4%	195,478	81.9%
Other	2,835	2.6%	40,301	30.6%	43,137	18.1%
Total ex-treasury	107,063	100%	131,551	100%	238,614	100%
Treasury shares	124		2,930		3,054
Total	107,187		134,481		241,668

Notes Number of shares in thousands
Source Companies (as of 12/31/05)

A.2 Macroeconomic assumptions

Main macroeconomic assumptions
	2006 E	2007 E	2008 E	2009 E	2010 E	2011 E	2012 E	2013 E	2014 E	2015 E
GDP
Growth	3.5%	3.7%	3.9%	3.8%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Inflation
Brazil (IGP-DI)	3.1%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Brazil (IPC-A)	4.5%	4.5%	4.5%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
Brazil (IGP-M)	3.4%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
USA	3.8%	3.1%	2.8%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%
Exchange rate
R$/US EoP	2.20	2.35	2.50	2.60	2.66	2.71	2.75	2.80	2.85	2.90
R$/US average	2.18	2.28	2.36	2.50	2.56	2.68	2.73	2.78	2.83	2.88
Interest rate
Selic (average)	15.2%	13.6%	12.5%	12.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Brazilian Long term interest rate - TJLP	8.2%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Source Brazilian Central Bank and Economist Intelligence Unit

A.3 WACC – Weighted average cost of capital

Fixed-line business (TMAR)		Mobile business (Oi)

Cost of equity		Cost of equity
Risk free rate[1]	4.4%	Risk free rate[1]	4.4%
Sovereign risk premium[2]	3.8%	Sovereign risk premium[2]	3.8%
Market risk premium[3]	6.0%	Market risk premium [3]	6.0%
Beta[4]	0.97	Beta[4]	1.31
Total	14.0%	Total	16.1%
Cost of debt		Cost of debt
Cost of debt (before tax)[5]	9.9%	Cost of debt (before tax)[5]	9.9%
Income tax rate [6]	34.0%	Income tax rate [6]	34.0%
Total (after tax)	6.6%	Total (after tax)	6.6%
Capitalization		Capitalization
Net debt / total capital (target)[7]	35.0%	Net debt / total capital (target)[7]	35.0%
WACC	11.4%	WACC	12.7%

Assumptions
1	Average yield of the 10-year US Treasury bond over the last 12 months
2	Average of the Brazilian sovereign risk premium, calculated as the difference between the yield of the Brazil Republic Global Bond 2027 and the 10-year US Treasury bond over the last 12 months, given that both bonds have a similar duration
3	Based on the average market risk premium calculated by independent research prepared by Ibbotson and the London Business School jointly with ABN Amro
4	Based on the median of unlevered betas of companies in the same sector as each of the Companies, re-levered using the target capital structure of each of the Companies
5	Current debt raising cost (Source: Company)
6	Including social contribution
7	According to information provided by the company

B. PN Valuation Analysis

B.1 PN market value calculation.

Trading		Closing prices (R$)		>>

Assumptions

  Average stock price over the last 30 days of trading

  Adjusted for dividends and interest on equity

  Source: Economática

Stock Exchange Indexes

  TNLP4: IBOVESPA, IBX, IBX-50, BOVESPA Telecom Index

  TMAR5: IBOVESPA, IBX, IBX-50, BOVESPA Telecom Index

days	Date	TNLP4	TMAR5
1	3/3/2006	38.86	61.06
2	3/6/2006	38.43	60.33
3	3/7/2006	38.57	59.56
4	3/8/2006	37.72	59.65
5	3/9/2006	36.29	56.92
6	3/10/2006	36.44	56.48
7	3/13/2006	35.93	56.14
8	3/14/2006	36.15	56.83
9	3/15/2006	36.19	57.02
10	3/16/2006	36.24	56.73
11	3/17/2006	36.22	57.23
12	3/20/2006	36.12	57.26
13	3/21/2006	35.70	56.44
14	3/22/2006	35.95	56.63
15	3/23/2006	36.09	56.63
16	3/24/2006	36.05	56.15
17	3/27/2006	35.30	56.34
18	3/28/2006	34.30	53.03
19	3/29/2006	34.78	54.98
20	3/30/2006	34.59	54.00
21	3/31/2006	34.61	55.26
22	4/3/2006	35.13	58.27
23	4/4/2006	35.31	58.17
24	4/5/2006	35.19	57.32
25	4/6/2006	34.77	56.48
26	4/7/2006	34.30	56.48
27	4/10/2006	34.33	55.29
28	4/11/2006	34.26	53.76
29	4/12/2006	35.79	55.79
30	4/13/2006	35.02	53.40
Average		35.82	56.65

B.2 Historical tender offer premia for PN shares

Premium over market price
Announcement		Share	Tender Offer	Premium offered
Date	Company	Type	Type	Prior day[2]	Last 30 days [3]
9-Nov-04	Cosipa	PN	Delisting	13.3%	29.3%
8-Nov-04	Seara	PN	Delisting	9.9%	11.2%
25-Aug-04	CRT Celular	PN	Voluntary	16.3%	19.9%
	Tele Centro Oeste Celular Participações	PN	Voluntary	18.2%	21.3%
	Tele Leste Celular Participações	PN	Voluntary	25.0%	21.1%
	Tele Sudeste Celular Participações	PN	Voluntary	18.2%	19.0%
29-Apr-04	Bunge	PN	Delisting	22.0%	17.9%
16-Mar-01	Bompreço	PN	Delisting	50.0%	36.5%
28-Dec-00	Banespa	PN	Voluntary [4]	56.3%	49.2%
30-May-00	Samitri	PN	Delisting	18.7%	51.0%
18-May-00	Odebrecht	PN	Delisting	49.0%	70.0%
Average				27.0%	31.5%
Median				18.7%	21.3%

Notes
1	Delisting and voluntary offers in cash announced after 2000, excluding companies with low liquidity and limited significance or comparability.
2	Premium to the market price one day before the announcement
3	Premium to the 30-day average of market price prior to the announcement
4	Tender for 100% of the free float shares
Source Press releases, Economática and Bloomberg